UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Great Lakes Dredge & Dock Corporation

(Name of Subject Company (Issuer))

Huron MergeCo., Inc.

(Name of Filing Persons (Offeror))

Saltchuk Resources, Inc.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

390607109

(CUSIP Number of Class of Securities)

Jerald W. Richards

c/o Saltchuk Resources, Inc.

450 Alaskan Way South, Suite 708

Seattle, Washington 98104

(206) 652-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of Filing Persons)

Copies to:

Philip Richter

Ryan Messier

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York, 10004

(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on March 4, 2026 (as it may be further amended or supplemented from time to time, the “Schedule TO”), with respect to the cash tender offer (the “Offer”) made by Huron MergeCo., Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”), of Great Lakes Dredge & Dock Corporation (“GLDD”), pursuant to the Agreement and Plan of Merger, dated as of February 10, 2026, by and among Parent, Purchaser, and GLDD (as it may be amended or supplemented from time to time, the “Merger Agreement”), for $17.00 per Share, net to the seller thereof in cash, without interest, subject to any required tax withholdings (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase or the Schedule TO, as applicable. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 11.

The information set forth in the Offer to Purchase under Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the second paragraph of the subsection titled “Antitrust” and adding the following paragraph in its place:

“Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the waiting period for a cash tender offer is fifteen (15) days from the date of filing by the acquiring person. The parties filed such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on March 3, 2026. The FTC informed the parties that the required waiting period was terminated effective March 17, 2026. Accordingly, the Competition Laws Condition, as discussed in Section 15—“Conditions of the Offer,” has been satisfied. The Offer continues to be subject to the other Offer Conditions set forth in the Offer to Purchase.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description

(a)(5)(iii)	Joint Press Release of Great Lakes Dredge & Dock Corporation and Saltchuk Resources, Inc., issued on March 18, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2026

HURON MERGECO., INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Treasurer

SALTCHUK RESOURCES, INC.

By:	/s/ Jerald W. Richards
Name:	Jerald W. Richards
Title:	Senior V.P. and CFO